ANNA THOMAS BATES

LANDMARK CREAMERY INC., Albany, WI

Co-Founder *August 2013- present*

Landmark Creamery specializes in unique and beautiful cheeses, made from sheep and pasture-grazed cow milk. Landmark believes in local food, sustainable practices and supporting Wisconsin farmers and families in our community.

- Coordinates marketing strategy, social media outreach and special events
- Oversees sales for retail and wholesale purchases
- Works with co-owner on overall company strategy, product development/packaging and financials

WRITING EXPERIENCE

Freelance Food Writer *January 2010-present*

Tallgrass Kitchen includes original and adapted recipes focused on healthy, fun and family-oriented meals. Photographs are original and illustrate ingredients and finished dishes, and the accompanying writing describes family cooking life on the prairies of Wisconsin. One of Babble.com's top 100 Food Mom Blogs 2011 - 2013, featured in Edible Madison's Notable Edibles, Fall 2011, and voted bronze in Madison Magazine's 2013 poll for best local food blog.

- Weekly cooking column for the Milwaukee Journal Sentinel: Tallgrass Kitchen
- Biweekly cocktail column for the Milwaukee Journal Sentinel: In Good Spirits
- Regular Food Section and "Fresh" features for the Milwaukee Journal Sentine.
- Regular contributor to Brava Magazine and Edible Madison

PROFESSIONAL EXPERIENCES

VONLAY INC., Madison, WI

Consultant (Electronic Health Records) *June 2012- November 2013*

Vonlay Inc. is a local consulting firm that provides highly-skilled project managers to the nation's leading healthcare organizations that use Epic.

Past assignments included business analyst services and application coordinator services for Group Health Cooperative in Madison for insurance optimization reporting strategy, University of Texas Southwestern and Catholic Health Partners for project management, optimization and technical help for application build.

SAFEBRIDGE SOLUTIONS INC., Madison, WI

Project Manager *March 2007- September 2011*

SafeBridge Solutions, Inc is a local consulting firm that provides highly-skilled project managers to Madison's leading businesses.

Assignments included positions at CUNA Mutual and Anchor Bank as project manager for implementation of multi-million dollar business improvement projects and software installations.

EPIC SYSTEMS INC., Madison, WI

Project Manager *October 2004 – March 2007*

Epic Systems is a leading medical software company that delivers integrated information technology solutions to many of the nation's leading healthcare organizations.

Responsibilities included managing software installation projects, from setting initial business metrics and timelines, to driving the software design process and bringing projects in on budget and on time.

PRAIRIE NURSERY, INC., Westfield, WI

Consulting Ecologist *May 2002-September 2004*

Prairie Nursery, Inc. is a company with 30 years of experience providing commercial and residential clients with high quality native seeds, plants, landscape design and installation.

Duties included consulting clients on projects and generating plant and seed sales. Achieved continual, increasing sales by maintaining client accounts. Clients included commercial businesses, landscape contractors, retail outlets, and private individuals.

WISCONSIN DEPARTMENT OF NATURAL RESOURCES, Madison, WI

Brownfields Financial Specialist *April 2000-May 2002*

- Coordinated the Sustainable Urban Development Zone program, a $2.38 million grant program to help Wisconsin communities investigate and cleanup brownfields.
- Created and administered the Brownfields Green Space and Public Facilities Grant, a $1 million program that helps local governments clean up brownfields and convert them into parks or recreation areas.
- Involved in agency rule-making, legislative and budget analysis.
- Performed outreach activities for Brownfields Section of WI DNR, including participation in conferences and presentations. Duties also included the creation of newsletters, press releases, fact sheets, displays, and outreach on specific DNR policies and programs.

FONTENELLE FOREST ASSOCIATION, Bellevue, NE

Environmental Educator *September 1998 – March 2000*

- Assisted in the creation, development, and coordination of special events for education and fundraising.
- Worked closely with membership and volunteer coordinator on membership drives and volunteer training.
- Coordinated exhibit design of discovery room and history gallery in new $7 million nature center.
- Assisted in the development, and served as a primary teacher, of natural science school programs for pre-kindergartners to eighth graders.
- Developed and led public programs on a variety of natural science topics to youth and family audiences.

EDUCATION

BROWN UNIVERSITY, PROVIDENCE, RI

Bachelor of Arts, Majors: Environmental Studies, with honors May 1998

Urban Studies, with honors